UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Arne Jacobsens Allé 7, 7th floor

 DK-2300 Copenhagen S, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 1, 2024, Cadeler A/S (the “Company”) issued an announcement announcing changes in its senior management team. A copy of the announcement is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Announcement dated March 1, 2024, regarding changes in the Company’s senior management team.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CADELER A/S
(Registrant)

Dated:	March 1, 2024	By: /s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer